SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April , 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE) No.: 35.3000.1683-1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS 'MEETING

HELD ON MARCH 12, 2019

DATE, TIME AND VENUE: On March 12, 2019, at 11:00 a.m., at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo ("Company"), at Rua Costa Carvalho, 300, Pinheiros, in the City and State of São Paulo, CEP 05429-000.

CALL NOTICE: Call notice published in the "Official Gazette of the State of São Paulo", Business Section, on: (i) February 9, 2019, (ii) February 12, 2019, and (iii) February 13, 2019, on pages 20, 23 and 31, respectively, and in the newspaper "Valor Econômico" on: (i) February 9, 10 and 11, 2019, (ii) February 12, 2019, and (iii) February 13, 2019, on pages B9, B9 and B9, respectively.

 ATTENDANCE: Shareholders representing over 74% (seventy-four percent) of the Company's voting and total share capital, as verified (i) by the signatures in the Shareholders' Attendance Book and (ii) by the valid voting forms received through the Depositary Center of B3 S.A. – BRASIL, BOLSA, BALCÃO and the bookkeeping agent of the shares issued by the Company, pursuant to CVM regulations.

The following people attended the meeting: Benedito Pinto Ferreira Braga Junior, Board Member and Chief Executive Officer of the Company, appointed to chair over the Meeting, pursuant to Paragraph 2 of Article 5 of the Bylaws, Angela Beatriz Airoldi, Manager of the Investor Information Department, Priscila Costa da Silva and John Emerson da Silva, Analysts of Management of the Investor Information Department, Marialve de Sousa Martins, Analyst of Management of the Office of the President, Ieda Nigro Nunes Chereim, lawyer of the Legal Superintendence and Denise Rita Sylvestre, Advisor to Sabesp´s Presidency Office.

PRESIDING BOARD: Chairman: Benedito Pinto Ferreira Braga Junior. Secretary: Marialve de Sousa Martins

DISCLOSURE: The management proposal and other due documents were made available to the shareholders at the Company’s headquarters and at the websites of the Company, of CVM and of B3.

AGENDA:

I. Elect a member of the Board of Directors for the remainder of the term of office until the 2020 Annual Shareholder´s Meeting.

II. Ratify the appointment of the Chief Executive Officer as a member of the Company's Board of Directors for the remainder of the term of office until the 2020 Annual Shareholders’ Meeting.

III. To remove a member of the Board of Directors.

CLARIFICATIONS: The matters included in the agenda were considered by the State Capital Defense Council - CODEC, according to Opinion No. 041/2019, of February 20, 2019, whose voting orientation was presented by the representative of the shareholder Treasury Office of the State of São Paulo.

Resolutions: After reading the consolidated voting map of the votes cast through the remote voting form, which was available for consultation of the attending shareholders, pursuant to Paragraph 4 of Article 21-W of CVM Instruction 481/2009, and after recording the abstentions and votes against, the following resolutions were taken:

I. Approve, by the majority of the attending shareholders, with 98.89% of votes in favor, represented by 500,897,029 shares; 1.10% of opposing votes, represented by 5,553,072 shares; and 0.01% abstention, represented by 71,276 shares, the election of Mrs. MONICA FERREIRA DO AMARAL PORTO, Brazilian, married, civil engineer, ID 6.598.705-6 SSP/SP, Individual Taxpayer´s ID 037.916.638-01, domiciled at Rua Prudentópolis, 42, Alto de Pinheiros, São Paulo/SP, CEP: 05471-020, as a Member of the Board of Directors for the remainder of the term until the 2020 Annual shareholders’ Meeting, replacing Mr. SERGIO RICARDO CIAVOLIH MOTA.

The compliance with the necessary legal and statutory requirements, including those provided for in Federal Law 13,303/2016, was certified by the Eligibility and Counseling Committee, pursuant to Article 31 of the Bylaws, which deals with the verification of the procedure for nominating members to the Company´s Board of Directors, as provided for in Codec Opinion 03/2018.

The elected Board Member shall perform her duties with a term of office that coincides with that of the others, in accordance with the Company's Bylaws, and the investiture in the position of Board Member shall comply with the requirements, impediments and procedures set forth in the current regulations, which shall be verified at the time of the investiture by the Company. The investiture must be signed and drawn-up in the due book, as well as the clearance statement. The remuneration will be fixed in accordance with CODEC guidelines, pursuant to CODEC Resolution No. 001/2018, published in the Official Gazette of the State, on March 30, 2018, as resolved at the Annual and Extraordinary Shareholders´ Meetings held in April 2018. With regard to the asset declaration, the applicable state regulations must be observed.

II. Approve, by the majority of the attending shareholders, with 98.06% of votes cast in favor, represented by 496,701,707 shares; 1.93% of opposing votes, represented by 9,748,758 shares; and 0.01% abstention, represented by 70,912 shares, the ratification of the appointment of the Chief Executive Officer BENEDITO PINTO FERREIRA BRAGA JUNIOR, Brazilian, widower, civil engineer, ID 3.415.725-6 SSP/SP, Individual Taxpayer´s ID 550.602.698 -68, domiciled at Rua Costa Carvalho 300, Pinheiros, São Paulo, CEP: 05429-000, as a member of the Company´s Board of Directors for the remainder of the term until the 2020 Annual Shareholder´s Meeting, compliance with CODEC Opinion No. 003/2019.

Pursuant to the second paragraph of Article 8 of the Bylaws, the Company's chief executive officer shall be a member of the Board of Directors while holding that position.

In accordance with CODEC Opinion No. 003/2019, the Board member shall perform his duties under the Company's Bylaws, and his investiture in the position shall comply with the requirements, impediments and procedures set forth in the current regulations. The remuneration will be fixed in accordance with CODEC guidelines, pursuant to CODEC Resolution No. 001/2018, published in the Official Gazette of the State, on March 30, 2018, as resolved at the Annual and Extraordinary Shareholders´ Meetings held in April 2018. With regard to the asset declaration, the applicable state regulations must be observed.

III. Approve, by the majority of the attending shareholders, with 99.973% of votes in favor, represented by 506,380,355 shares; 0.003% of opposing votes, represented by 17,677 shares; and 0.024% abstention, represented by 123,345 shares, the dismissal of Mr. ROGÉRIO CERON DE OLIVEIRA as member of the Board of Directors.

In view of the aforementioned resolutions, the Board of Directors is composed as follows: Chairman: Mario Engler Pinto Junior; Board Members: Benedito Pinto Ferreira Braga Junior and Monica Ferreira do Amaral Porto; Independent Members: Francisco Vidal Luna, Reinaldo Guerreiro, Francisco Luiz Sibut Gomide, Lucas Navarro Prado, Ernesto Rubens Gelbcke and Luís Eduardo Alves de Assis (representing the minority shareholder).

These minutes were drawn as a summary of the facts and published with the omission of the signatures of the attending Shareholders, in accordance with Article 130, Paragraphs 1 and 2 of Law 6404/76.

CLOSURE AND SIGNING OF THE MINUTES: In the absence of any other pronouncements, the Chairman declared the Extraordinary Shareholders' Meeting closed and these minutes were drawn up, which, after read and approved, were signed by the Chairman, the Secretary and the attending shareholders, making up the majority required for the resolutions taken.

FILED DOCUMENTS: The voting statements presented by the shareholders are filed at the Company’s headquarters.

São Paulo, March 12, 2019.

Presiding Board:

BENEDITO PINTO FERREIRA BRAGA JUNIOR
Chairman
MARIALVE de S. MARTINS Secretary

Attending Shareholders:

BRUNO LOPES MEGNA
(representative of the shareholder Treasury Office of the State of São Paulo)
JOSÉ DONIZETTI DE OLIVEIRA (representative of the shareholder The Bank Of New York Mellon)

DIANE FLAVIA MAIA DE OLIVEIRA (representative of the shareholders - Itaú Unibano S.A.)	DIANE FLAVIA MAIA DE OLIVEIRA (representative of the shareholders - Banco BNP Paribas Brasil S.A.) RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF
ABS DIRECT EQUITY FUND LLC. AMUNDI FUNDS FIDELITY FUNDS SICAV FIDELITY UCITS II ICAV / FIDELITY M

DIANE FLAVIA MAIA DE OLIVEIRA

(representative of the shareholders - J.P. MORGAN S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS)

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

BRITISH COAL STAFF SUPERANNUATION SCHEME

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

BUREAU OF LABOR FUNDS-LABOR PENSION FUND

EQ ADVISORS TRUST - EQ/MFS UTILITIES SERIES PORTFOLIO

FORSTA AP-FONDEN

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

MINEWORKERS`PENSION SCHEME

MINISTRY OF ECONOMY AND FINANCE

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

UNI-GLOBAL EQUITIES EMERGING MARKETS

VANGUARD ESG INTERNATIONAL STOCK ETF

VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 3, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.